HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2021 and 2020

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (together the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2021, based on information available to management as of February 24, 2022.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Revenues	7,185	7,250	(0.9%)
Purchased power	3,579	3,854	(7.1%)
Revenues, net of purchased power[1]	3,606	3,396	6.2%
Operation, maintenance and administration (OM&A) costs	1,081	1,034	4.5%
Depreciation, amortization and asset removal costs	913	876	4.2%
Financing charges	453	469	(3.4%)
Income tax expense (recovery)	179	(783)	122.9%
Net income to common shareholder of Hydro One	972	1,792	(45.8%)

Basic earnings per common share (EPS)	$6,834	$12,599	(45.8%)
Diluted EPS	$6,834	$12,599	(45.8%)

Net cash from operating activities	2,108	1,997	5.6%
Funds from operations (FFO)[1]	2,031	1,836	10.6%

Capital investments	2,104	1,869	12.6%
Assets placed in-service	1,746	1,632	7.0%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,915	20,091	(0.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	29,966	28,379	5.6%

As at December 31	2021	2020
Debt to capitalization ratio[2]	55.2%	55.0%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. FFO and Revenues, net of purchased power are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company’s regulated transmission and distribution operations are owned by Hydro One. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.
For the years ended December 31, 2021 and 2020, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power1 , as follows:
1 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Year ended December 31	2021	2020
Transmission	51%	51%
Distribution	49%	49%
Other	—%	—%
As at December 31, 2021 and 2020, Hydro One’s segments accounted for the Company’s total assets as follows:

As at December 31	2021	2020
Transmission	60%	58%
Distribution	38%	38%
Other	2%	4%
Transmission Segment
Hydro One’s transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). As at December 31, 2021, the Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company’s transmission business is rate-regulated and earns revenues mainly by charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2021	2020
Electricity transmitted[1] (MWh)	133,844,210	132,225,424
Transmission lines spanning the province (circuit-kilometres)	30,023	30,093
Rate base (millions of dollars)	13,745	13,185
Capital investments (millions of dollars)	1,320	1,157
Assets placed in-service (millions of dollars)	1,008	948
1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.
Distribution Segment
Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by its subsidiaries, Hydro One Networks, inclusive of the distribution system of Orillia Power Distribution Corporation (Orillia Power) and the business and distribution assets of Peterborough Distribution Inc., (Peterborough Distribution) and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The Company’s distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2021	2020
Electricity distributed to Hydro One customers (GWh)	29,966	28,379
Electricity distributed through Hydro One lines (GWh)[1]	40,433	39,131
Distribution lines spanning the province (circuit-kilometres)	124,825	124,571
Distribution customers (number of customers)	1,476,491	1,449,629
Rate base (millions of dollars)	8,854	8,505
Capital investments (millions of dollars)	784	712
Assets placed in-service (millions of dollars)	738	684
1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Other Segment
Hydro One's other segment consists of certain corporate activities, and is not rate-regulated. The other segment also includes the deferred tax asset which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the initial public offering of Hydro One Limited in 2015.
PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
Transmission Revenues
Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario as well as ancillary revenues associated with providing maintenance services to power generators and from third-party land use.
Distribution Revenues
Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.
Purchased Power Costs
Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.
Operation, Maintenance and Administration Costs
OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (information technology (IT) systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries.
Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.
Depreciation, Amortization and Asset Removal Costs
Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.
Financing Charges
Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the year ended December 31, 2021 of $972 million is a decrease of $820 million, or 45.8%, from the prior year. Significant influences on net income attributable to common shareholder of Hydro One included:
•higher revenues, net of purchased power2, primarily resulting from:
•an increase in distribution revenues, net of purchased power2, primarily due to OEB-approved distribution rates, recovery of deferred tax asset (DTA) amounts (DTA Recovery Amounts) pursuant to the April 2021 OEB decision (DTA Implementation Decision), and the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options; and
•an increase in transmission revenues mainly due to OEB-approved 2021 transmission rates and DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by the recognition of Conservation and Demand Management (CDM) revenues in the prior year following receipt of the 2020 OEB Decision on transmission rates as well as higher regulatory adjustments.
•higher OM&A costs primarily resulting from:
•higher work program expenditures including IT initiatives, emergency restoration efforts, and vegetation management;
•higher project write-offs in 2021; and
•lower insurance proceeds received in 2021; partially offset by
•lower costs related to COVID-19.
•higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend and higher asset removal cost.
•higher income tax expense primarily attributable to:
•income tax recovery recorded in the prior year following the July 2020 decision of the Ontario Divisional Court (ODC Decision);
•income tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher pre-tax earnings and lower net deductible timing differences.
Included in the Company's results for the year ended December 31, 2021 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs of $15 million (2020 - $50 million) consist primarily of additional janitorial fees and facility-related cleaning supplies to facilitate more frequent cleaning of our buildings and offices, as well as hand sanitizer and rapid-antigen tests to help reduce the spread of the virus. The prior year costs also included costs associated with the temporary stand-down of the Company's workforce as well as the impact of incremental bad debt provisions. For additional disclosure related to the impact of COVID-19 on the Company's operations for the year ended December 31, 2021, please see section "Other Developments - COVID-19".
Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Transmission	1,826	1,743	4.8%
Distribution	5,359	5,507	(2.7%)
Total revenues	7,185	7,250	(0.9%)

Transmission	1,826	1,743	4.8%
Distribution revenues, net of purchased power[1]	1,780	1,653	7.7%
Total revenues, net of purchased power[1]	3,606	3,396	6.2%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,915	20,091	(0.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	29,966	28,379	5.6%
1 Revenues, net of purchased power is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.
Transmission Revenues
Transmission revenues increased by 4.8% during the year ended December 31, 2021, primarily due to the following:
2 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•higher revenues resulting from OEB-approved 2021 rates;
•higher revenues associated with DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher peak demand; partially offset by
•the recognition of CDM revenues in the prior year as a result of the OEB decision on 2020 rates; and
•higher regulatory adjustments.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power3 , increased by 7.7% during the year ended December 31, 2021, primarily due to the following:
•higher revenues resulting from OEB-approved 2021 rates;
•higher revenues associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision;
•higher revenues year-over-year following the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options;
•distribution revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; and
•higher energy consumption.
OM&A Costs

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission	414	406	2.0%
Distribution	664	623	6.6%
Other	3	5	(40.0%)
	1,081	1,034	4.5%
Transmission OM&A Costs
Transmission OM&A costs increased by 2.0% for the year ended December 31, 2021, primarily due to the following:
•higher project write-offs;
•lower insurance proceeds received in 2021; and
•higher work program expenditures related to IT initiatives and a higher volume of work on vegetation management; partially offset by
•lower corporate support costs;
•lower other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered through rates and therefore net income neutral; and
•lower COVID-19 related expenditures.
Distribution OM&A Costs
Distribution OM&A costs increased by 6.6% for the year ended December 31, 2021, primarily due to:
•higher work program expenditures related to emergency power restoration efforts, a higher volume of work on vegetation management execution, IT initiatives and customer care initiatives;
•incremental costs of the Peterborough Distribution and Orillia Power operations; and
•higher corporate support costs; partially offset by
•lower COVID-19 related expenditures; and
•lower bad debt expense.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $37 million or 4.2% in 2021, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend and higher asset removal costs.
Financing Charges
Financing charges decreased by $16 million, or 3.4%, for the year ended December 31, 2021, primarily due to:
3 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher capitalized interest due to higher average balance of assets under construction; partially offset by
•higher interest expense on long-term debt due to higher debt levels; and.
•higher realized losses on cash flow hedges.
Income Tax Expense
Income taxes are accounted for using the asset and liability method. Current taxes are recorded based on the taxes expected to be paid in respect of the current and prior years’ taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carry forward unused tax losses and credits.
As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on estimate of current tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely-than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred tax expense. Therefore the consolidated tax expense or recovery for the current period is based on the total current and deferred tax expense or recovery, net of the regulatory accounting offset to deferred tax expense arising from temporary differences recoverable from or refundable to customers in the future.
Income tax expense was $179 million for the year ended December 31, 2021, compared to income tax recovery of $783 million in 2020. The $962 million increase in income tax expense for the year ended December 31, 2021 was primarily attributable to:
•income tax recovery in 2020 following the July 2020 ODC Decision;
•tax expense relating to the DTA Recovery Amounts pursuant to the OEB’s DTA Implementation Decision, which is offset by a corresponding increase in revenue and is net income neutral;
•higher pre-tax earnings; and
•lower net deductible timing differences.
The Company realized an effective tax rate (ETR) of approximately 15.4% compared to approximately (77.0%) realized in 2020.
SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2021	2020	2019
Revenues	7,185	7,250	6,442
Net income to common shareholder of Hydro One	972	1,792	950

Basic EPS	$6,834	$12,599	$6,679
Diluted EPS	$6,834	$12,599	$6,679

Dividends per common share declared	$4,359	$7	$7
Dividends per preferred share declared	n/a	n/a	$4

As at December 31 (millions of dollars)	2021	2020	2019
Total assets	30,221	30,133	26,917
Total non-current financial liabilities[1]	12,640	12,387	10,889
1 Total non-current financial liabilities include long-term debt, long-term lease obligations, derivative liabilities, and long-term accounts payable.
Net Income - 2020 compared to 2019
Net income attributable to common shareholder for the year ended December 31, 2020 of $1,792 million is an increase of $842 million, or 88.6%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power4, primarily resulting from:
•an increase in transmission revenues primarily due to the OEB's decision on 2020 rates; partially offset by
•a decrease in distribution revenues, net of purchased power4, mainly due to 2018 foregone revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by the OEB's decision on 2020 rates and revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020.
•higher OM&A costs primarily resulting from:
•costs related to COVID-19, as discussed below;
4 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•additional other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
•lower insurance proceeds received in 2020; partially offset by
•lower vegetation management and work program expenditures, and the 2019 write-off of the Lake Superior Link project.
•higher income tax recovery primarily attributable to:
•income tax recovery recorded following the July 2020 decision of the ODC Decision; partially offset by
•lower incremental tax deductions and deductible temporary differences.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenues	1,768	1,903	1,712	1,802	1,857	1,894	1,660	1,839
Purchased power	914	933	838	894	1,046	993	808	1,007
Revenues, net of purchased power[1]	854	970	874	908	811	901	852	832
Net income to common shareholder	159	302	240	271	164	290	1,108	230

Basic and diluted EPS	$1,118	$2,123	$1,687	$1,905	$1,153	$2,039	$7,790	$1,617

Earnings coverage ratio[2]	3.1	3.1	3.0	3.0	2.9	2.9	2.8	2.6
1    Revenues, net of purchased power is a non-GAAP financial measure. See the section “Non GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See the section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission	1,008	948	6.3%
Distribution	738	684	7.9%
Total assets placed in-service	1,746	1,632	7.0%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $60 million or 6.3% during the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia in the current year;
•higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection standards placed in-service; and
•timing of assets placed in-service (including the East-West Tie Connection, Stanley transmission station, and the new shunter reactors at Lennox transmission station, partially offset by Lennox transmission station, Elgin transmission station, Sheppard transmission station and Gage transmission station); partially offset by
•the placement in-service of the High-Voltage Underground Cable replacement in Toronto in 2020;
•lower spend on spare transformer purchases; and
•lower volume of assets placed in-service for IT projects.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $54 million or 7.9% during the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia in the current year;

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•higher volume of work on customer connections and wood poles;
•higher volume of work on station refurbishments and replacements; and
•higher volume of storm-related asset replacements; partially offset by
•lower volume of assets placed in-service for IT projects;
•completion of the Woodstock Operation Centre in 2020; and
•timing of assets placed in-service for system capability reinforcement projects.
Capital Investments
The following table presents Hydro One’s capital investments during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission
Sustaining	906	819	10.6%
Development	296	226	31.0%
Other	118	112	5.4%
	1,320	1,157	14.1%
Distribution
Sustaining	332	317	4.7%
Development	332	289	14.9%
Other	120	106	13.2%
	784	712	10.1%
Total capital investments	2,104	1,869	12.6%
Total 2021 capital investments of $2,104 million were largely in-line with the previously disclosed expected amount of $2,069 million.
Transmission Capital Investments
Transmission capital investments increased by $163 million or 14.1% in the year ended December 31, 2021 compared to the year ended December 31, 2020. Principal impacts on the levels of capital investments included:
•higher volume of station refurbishments and replacements;
•higher investments in multi-year development projects (including; the new Lakeshore switching station, transformer replacement and upgrade at St. Lawrence transmission station, and Barrie area transmission upgrade, partially offset by the East-West Tie Connection);
•higher spend on line refurbishments and wood pole replacements;
•higher volume of work on customer connections; and
•investment in the new Ontario grid control centre in the City of Orillia; partially offset by
•lower volume of spare transformer purchases, demand capital related to equipment failures, power quality and risk mitigation projects and facility sustainment investments.
Distribution Capital Investments
Distribution capital investments increased by $72 million or 10.1% in the year ended December 31, 2021 compared to the year ended December 31, 2020. Principal impacts on the levels of capital investments included:
•higher volume of work on customer connections;
•higher investments in system capability reinforcement projects;
•higher volume of wood pole replacements;
•investment in the new Ontario grid control centre in the City of Orillia; and
•higher volume of storm-related asset replacements; partially offset by
•completion of the Woodstock Operation Centre in 2020.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at December 31, 2021:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	13
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2023[1]	181	167
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	17
Leamington Area Transmission Reinforcement[3,4]	Leamington Southwestern Ontario	New transmission line and stations	2026[3,4]	525[3,4]	182

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement[5]	Toronto Southwestern Ontario	Station sustainment	2021	120	120
Bruce A Transmission Station[5]	Tiverton Southwestern Ontario	Station sustainment	2021	149	149
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	102
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	81
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	135
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	94
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	103
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	7
1 Due to a revised timeline of project activities, part of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, was placed in-service in 2021. A significant portion of the project is expected to be placed in-service in 2022, with final project in-service expected in 2023.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
4 On March 29, 2021, the IESO requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton to support agricultural growth in Southwest Ontario; Hydro One is currently evaluating the scope and timing of this work.
5 Major portions of the Richview Transmission Station and Bruce A Transmission Stations projects were completed and placed in-service.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2022 transmission and distribution capital investment estimates below differ from the prior year disclosures, reflecting updated timing and pacing of future capital investments, as well as the re-prioritization and acceleration of work occurring in 2021. The 2023 to 2027 capital investment estimates have been updated to primarily reflect changes to estimated future capital investments of Hydro One's non-regulated investments and subsidiaries. The projections and timing of transmission and distribution expenditures included in Hydro One's rate application for years 2023 to 2027 are subject to approval by the OEB.
The following tables summarize Hydro One’s annual projected capital investments for 2022 to 2027, by business segment and by category:

By business segment: (millions of dollars)	2022	2023	2024	2025	2026	2027
Transmission[1]	1,172	1,515	1,577	1,596	1,568	1,473
Distribution	677	1,026	1,049	1,138	1,088	1,085
Total capital investments	1,849	2,541	2,626	2,734	2,656	2,558

By category: (millions of dollars)	2022	2023	2024	2025	2026	2027
Sustainment	1,203	1,754	1,801	1,827	1,831	1,799
Development[1]	483	529	609	688	598	556
Other[2]	163	258	216	219	227	203
Total capital investments	1,849	2,541	2,626	2,734	2,656	2,558
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the JRAP.
2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2021	2020
Cash provided by operating activities	2,108	1,997
Cash provided by (used in) financing activities	(294)	671
Cash used in investing activities	(2,027)	(1,963)
Increase (decrease) in cash and cash equivalents	(213)	705
Cash provided by operating activities
Cash from operating activities increased by $111 million for the year ended December 31, 2021 compared to 2020. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; and
•DTA Recovery Amounts collected pursuant to the DTA Implementation Decision; partially offset by
•decrease in net working capital primarily attributable to higher receivables from the IESO associated with provincial funding programs implemented in early 2020 and a lower payable to the IESO due to the lower Global Adjustment rate.
Cash provided by (used in) financing activities
Cash provided by financing activities decreased by $965 million for the year ended December 31, 2021 compared to 2020. This was impacted by various factors, including the following:
Sources of cash
•The Company issued $900 million of long-term debt in 2021, compared to $2,300 million of long-term debt issued in 2020.
•The Company received proceeds of $4,150 million from the issuance of short-term notes in 2021, compared to $4,070 million received in 2020.
Uses of cash
•The Company repaid $3,905 million of short-term notes in 2021 compared to $4,413 million repaid in 2020.
•The Company repaid $804 million of long-term debt in 2021, compared to $653 million repaid in 2020.
•In 2021, the Company did not make any returns of stated capital, compared to $607 million made in 2020.
•Common share dividends paid in 2021 were $620 million, compared to $1 million paid in 2020.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Cash used in investing activities
Cash used in investing activities increased by $64 million for the year ended December 31, 2021, compared to 2020 as a result of higher capital investments in the current year, partially offset by the acquisitions of Orillia Power and the business and distribution assets of Peterborough Distribution in 2020. Please see section "Capital Investments" for comparability of capital investments made by the Company during the year ended December 31, 2021 compared to prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO5, Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At December 31, 2021, Hydro One had $1,045 million in commercial paper borrowings outstanding, compared to $800 million outstanding at December 31, 2020. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,300 million as at December 31, 2021. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. No amounts were drawn on the Operating Credit Facilities as at December 31, 2021 or 2020. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance (ESG) targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO5 are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information on the impact of COVID-19 on the Company's operations.
At December 31, 2021, the Company had long-term debt outstanding in the principal amount of $13,229 million, which included $13,095 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $134 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2022 and 2064, and as at December 31, 2021, had a weighted-average term to maturity of approximately 15.1 years (2020 - 14.8 years) and a weighted-average coupon rate of 3.9% (2020 - 3.8%).
In April 2020, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in May 2022. At December 31, 2021, $1,900 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first half of 2022.
Compliance
At December 31, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
At December 31, 2021, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS	R-1 (low)	A (high)
Moody's	Prime-2	A3
S&P	A-1 (low)	A-
Effect of Interest Rates
The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility
5 FFO is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.
Pension Plan
In 2021, Hydro One made cash contributions of $62 million to its pension plan, compared to cash contributions of $57 million in 2020, and incurred $194 million in net periodic pension benefit costs, compared to $146 million incurred in 2020.
In September 2019, Hydro One filed a triennial actuarial valuation of its pension plan as at December 31, 2018. Based on this valuation, Hydro One estimates that total Company pension contributions for 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $93 million, $107 million, $111 million, $111 million, $113 million, and $118 million respectively. The estimated pension contributions for years beyond 2021 increased from amounts provided in the last valuation due to a remeasurement of the Company's contributions at the end of 2020, reflecting a decrease in the discount rate and an increase in the number of employees. Future minimum contributions beyond 2021 will be updated following the actuarial funding valuation as of December 31, 2021, which is expected to be filed by no later than September 30, 2022.
As a result of the transfer of 234 Inergi LP employees to Hydro One that occurred over a period ending January 1, 2022, the assets and liabilities of the Inergi Pension Plan will be transferred to the Hydro One Pension Plan (the Plan). The value of these assets and liabilities will be included in the Plan as of the date of transfer, which is expected to occur sometime in 2023.
The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as the discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at December 31, 2021 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,229	603	1,431	1,250	9,945
Long-term debt - interest payments	8,395	501	955	889	6,050
Short-term notes payable	1,045	1,045	—	—	—
Pension contributions	653	93	218	224	118
Environmental and asset retirement obligations	147	35	43	14	55
Outsourcing and other agreements	195	114	61	5	15
Lease obligations	60	14	19	14	13
Long-term software/meter agreement	12	2	3	2	5
Total contractual obligations	23,736	2,407	2,730	2,398	16,201

Other commercial commitments (by year of expiry)
Operating Credit Facilities[1]	2,300	—	—	2,300	—
Letters of credit[2]	184	182	2	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	2,959	657	2	2,300	—
1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.
2 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $17 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 24, 2022, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 24, 2022, the Company had no preferred shares issued and outstanding.
REGULATION
Electricity Rates - Joint Rate Application (JRAP)
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. A decision is anticipated in the latter half of 2022. The following table summarizes the key elements of Hydro One’s JRAP filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,593 million	$1,823 million	$9,372 million	$1,632 million
2024	$15,450 million	$1,938 million	$9,963 million	$1,711 million
2025	$16,449 million	$2,028 million	$10,641 million	$1,785 million
2026	$17,394 million	$2,140 million	$11,302 million	$1,881 million
2027	$18,256 million	$2,219 million	$11,880 million	$1,965 million
1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed ROE of 8.34%. The ROE is calculated based on the Cost of Capital Parameters released by the OEB on November 9, 2020. ROE will be finalized towards the end of 2022.
Deferred Tax Asset
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered its ODC Decision on the Company's appeal of the DTA Decision. In its decision, the Ontario Divisional Court set aside the DTA Decision. The Ontario Divisional Court found that the DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. For the period 2017 to 2021, due to OEB mandated sharing of DTA amounts as reflected in approved rates, Hydro One’s annual FFO6 was lowered by approximately $31 million, $54 million, $62 million, $57 million and $53 million in each year from 2017 to 2021, respectively. The recovery of the previously shared DTA amounts plus carrying charges resulted in an annual increase in FFO6 of approximately $65 million in 2021 and is expected to result in an annual increase in FFO6 of approximately $135 million and $65 million in 2022 and 2023, respectively. In addition, the DTA Implementation Decision requires that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to further increase FFO6 by approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an
6 FFO is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

increase in the Company’s ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB-approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
Leave to Construct
On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity. On February 25, 2021, the OEB approved the Leave to Construct application with standard conditions of approval.
OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts.
As an essential service, Hydro One's teams have continued to ensure the delivery of reliable power to energize life for all Ontarians since the start of the pandemic. The Company continues to take actions to protect its employees against the spread of COVID-19 in the workplace. Like most organizations, Hydro One experienced a modest increase in the number of employees who needed time off following the onset of the Omicron sub-variant in late 2021, however employee absenteeism has improved in the recent months and there has been no significant impact to any of its services or its work programs. Notwithstanding this improvement, Hydro One has proactively prepared contingency plans in the event of significant labour reductions in any of its lines of business. Strategies implemented would depend on the severity and duration of a reduction in employees.
The latest wave of COVID-19 is also causing global staffing shortages which has contributed to supply chain issues in many industries. Hydro One has not been immune to the growing global supply chain disruptions and pricing pressures that are being experienced across the utility industry. However, it has managed these disruptions by shifting projects and taking proactive measures to ensure it has the materials and equipment necessary to complete its capital work program. As a result, there has not been a material impact to the overall work program.
In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures including increased payment flexibility to residential and small business customers, and assistance in securing other financial assistance.
While Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations, the development of new variants and constantly changing public health restrictions make it very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations. Potential impacts will be largely dependent on the duration of the pandemic, the attributes of the variants, and the severity of the measures that may be implemented to combat them.
Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.
Supporting Broadband and Infrastructure Expansion Act, 2021
On March 4, 2021, the Province introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act (BBFA) Guideline and regulations informing the legislative changes were published on November 30, 2021. The Company continues to be engaged with the Province on implementing an appropriate regulatory framework to support the published BBFA Guideline

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. The Company will continue to assess the impact as more details become available.
Acquisitions
In June 2021, the Company successfully completed the integration of Orillia Power and the business and distribution assets of Peterborough Distribution, including the integration of employees, customer and billing information, business processes and operations.
Sustainability Report
The Hydro One Limited 2020 Sustainability Report entitled "Building a better & brighter future" is available on the Company’s website at www.hydroone.com/sustainability.
The 2020 Sustainability Report discloses the Company’s ESG performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
Hydro One Telecom Rebranding
In October 2021, Hydro One Limited rebranded its subsidiary, Hydro One Telecom Inc., as Acronym Solutions., (Acronym Solutions).
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On January 20, 2022, the Ministry of Energy posted a public proposal to facilitate the timely development of critical transmission projects in Southwestern Ontario. If approved, this proposal would: (1) Prioritize the work on three transmission lines (the Chatham to Lakeshore Line, the St. Clair Line, and the Longwood to Lakeshore Line); (2) Prioritize development work on two additional transmission lines (a second Longwood to Lakeshore Line, and the Windsor to Lakeshore Line); and, (3) Designate Hydro One as the licensed transmitter to undertake all of these major projects (except the Chatham to Lakeshore Line which has already been designated to Hydro One). The comment period closes on March 7, 2022. If final approval by the government is obtained, the Ministry of Energy proposes to issue a ministerial direction to the OEB to amend Hydro One Networks’ transmission licence in order to undertake the work.
HYDRO ONE WORK FORCE
At December 31, 2021, Hydro One had a skilled and flexible work force of approximately 6,100 (2020 - 5,800) regular employees and 2,100 (2020 - 2,100) non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.
The following table sets out the number of Hydro One employees as at December 31, 2021:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1,2]	3,700	520	4,220
Society of United Professionals (Society)[2]	1,679	40	1,719
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,529	1,529
Total employees represented by unions	5,379	2,089	7,468
Management and non-represented employees	767	35	802
Total employees[3]	6,146	2,124	8,270
1 Includes 429 non-regular “hiring hall” employees covered by the PWU agreement.
2 In February 2021, Hydro One finalized agreements with the PWU, the Society, Inergi LP, and Capgemini Canada Inc. to transfer 234 represented Inergi LP employees to Hydro One by January 1, 2022.
3    The average number of Hydro One employees in 2021 was approximately 9,200, consisting of approximately 6,100 regular employees and approximately 3,100 non-regular employees.
Collective Agreements
The prior collective agreement with the Society expired on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. On June 25, 2021, Hydro One and the Society reached a tentative agreement, and on July 30, 2021, the agreement was ratified by the Society membership. The term of the agreement is for two years ending on March 31, 2023.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Stock-based Compensation
Hydro One Limited granted awards under its LTIP, consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. In addition, it has granted Deferred Stock Units (DSUs) to Directors and Management and RSUs related to the new collective agreement with the Society (Society RSUs). At December 31, 2021 and 2020, the following LTIP and other awards were outstanding:

December 31 (number of units)	2021	2020
Management DSUs	90,240	61,880
Director DSUs	80,813	65,240
Society RSUs	68,005	—
RSUs	—	133,620
Stock Options	—	108,710
PSUs	—	106,070
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO, and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.

FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Year ended December 31 (millions of dollars)	2021	2020
Net cash from operating activities	2,108	1,997
Changes in non-cash balances related to operations	(69)	(159)
Distributions to noncontrolling interest	(8)	(2)
FFO	2,031	1,836
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Year ended December 31 (millions of dollars)	2021	2020
Revenues	7,185	7,250
Less: Purchased power	3,579	3,854
Revenues, net of purchased power	3,606	3,396

Year ended December 31 (millions of dollars)	2021	2020
Distribution revenues	5,359	5,507
Less: Purchased power	3,579	3,854
Distribution revenues, net of purchased power	1,780	1,653

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenues	1,768	1,903	1,712	1,802	1,857	1,894	1,660	1,839
Less: Purchased power	914	933	838	894	1,046	993	808	1,007
Revenues, net of purchased power	854	970	874	908	811	901	852	832

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Distribution revenues	1,347	1,395	1,263	1,354	1,457	1,410	1,201	1,439
Less: Purchased power	914	933	838	894	1,046	993	808	1,007
Distribution revenues, net of purchased power	433	462	425	460	411	417	393	432
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

Year ended December 31 (millions of dollars)	2021	2020
Short-term notes payable	1,045	800
Less: cash and cash equivalents	(499)	(712)
Long-term debt (current portion)	12,593	12,302
Long-term debt (long-term portion)	603	806
Total debt (A)	13,742	13,196

Shareholder's equity (excluding noncontrolling interest)	11,172	10,804
Total debt plus shareholder's equity (B)	24,914	24,000

Debt-to-capitalization ratio (A/B)	55.2%	55.0%
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Year-to-date net income to common shareholder	972	813	511	271	1,792	1,628	1,338	230
Year-to-date income tax expense	179	125	54	27	(783)	(812)	(834)	15
Year-to-date financing charges	453	331	215	114	469	352	238	119
Earnings before income taxes and financing charges attributable to common shareholder	1,604	1,269	780	412	1,478	1,168	742	364

Twelve months ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Earnings before income taxes and financing charges attributable to common shareholder (A)	1,604	1,579	1,516	1,526	1,478	1,503	1,457	1,352

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Financing charges	453	331	215	114	469	352	238	119
Capitalized interest	60	44	29	13	49	36	22	10
Financing charges and capitalized interest	513	375	244	127	518	388	260	129

Twelve months ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Financing charges and capitalized interest (B)	513	505	502	516	518	516	518	516

Earnings coverage ratio = A/B	3.1	3.1	3.0	3.0	2.9	2.9	2.8	2.6

17

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at December 31, 2021. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Acronym Solutions and Hydro One Broadband Solutions Inc, (HOBSI), are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2021	2020
IESO	Power purchased	2,238	2,506
	Revenues for transmission services	1,832	1,717
	Amounts related to electricity rebates	1,065	1,588
	Distribution revenues related to rural rate protection	245	242
	Distribution revenues related to supply of electricity to remote northern communities	35	35
	Funding received related to CDM programs	1	26
OPG	Power purchased	13	6
	Revenues related to provision of services and supply of electricity	7	7
	Capital contribution received from OPG	3	3
	Costs related to the purchase of services	2	3
OEFC	Power purchased from power contracts administered by the OEFC	1	1
OEB	OEB fees	8	9
Hydro One Limited	Return of stated capital	—	607
	Dividends paid	620	1
	Stock-based compensation costs	6	10
	Cost recovery for services provided	7	9
Acronym Solutions	Services received – costs expensed	24	21
	Revenues for services provided	2	3
Hydro One Broadband Solutions Inc.	Capital contribution accrued from HOBSI	3	—
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management (ERM) program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks, if they materialize, could have a materially adverse effect on the Company or its business, financial condition, or results of operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future.
Risks Relating to Hydro One’s Business
Regulatory Risks and Risks Relating to Hydro One’s Revenues
Risks Relating to Obtaining Rate Orders
The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, including the costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and the ability to recover in rates costs actually incurred, may materially adversely affect: Hydro One’s transmission and distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner

18

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted. The Company is also subject to the risk that the OEB could change the regulatory treatment of certain costs which may affect the Company’s accounting treatment of and ability to recover such costs.
Risks Relating to Actual Performance Against Forecasts
The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated regulatory approvals to recover the difference could materially adversely affect the Company’s financial condition and results of operations.
Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue, net income and cash flows for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for its transmission and distribution businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.
The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues, net income and cash flows as compared to the same period of the previous year.
The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.
Risks Relating to Other Applications to the OEB
Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB.
Risks Relating to Rate-Setting Models for Transmission and Distribution
The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One’s revenue and net income.
The OEB’s Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.
When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.

19

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

To the extent that the OEB approves an in-service variance account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.
Risks Relating to Capital Expenditures
In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns including those due to economic trends and conditions, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures.
Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.
Risk of Recoverability of Total Compensation Costs
Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation costs in its rates.
The Company provides OPEBs, including workers' compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post-employment and postretirement benefit costs are not recoverable could have a material adverse effect on the Company.
Risks Relating to Government Action
The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.
Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives.
Additionally, involvement by the Province in placing constraints on executive compensation (through the compensation framework implemented as a result of the Hydro One Accountability Act, 2018) may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
Indigenous Claims Risk
Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal rights or claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit

20

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.
The Company’s operations and activities may give rise to the Crown having a duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the Crown's duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act (Canada), or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.
Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.
Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits as required by the Indian Act (Canada). For each permit, the Company may need to negotiate (an) agreement(s) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. Any such agreement(s) include provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, or is unable to obtain the actual federal permits for any other reason, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.
Executive Recruitment and Retention Risk
Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro One Accountability Act, 2018, may inhibit the Company’s ability to attract and retain qualified executive talent. The Company’s strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “- Environment Risk” and “- Health and Safety Risk”.
For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the NERC and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company.
There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.
Risk of Natural and Other Unexpected Occurrences
The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances.

21

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity, costs related to ensuring its continued ability to transmit or distribute electricity or costs related to information or cyber security.
The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Environment Risk
The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.
In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures.
There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company.
The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security
The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.
Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company

22

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.
Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such circumstances could impact, in particular: the Company’s operations and workforce, including security of supply, both with respect to availability and affordability, which individually or collectively may impact the Company's ability to complete operating and capital work programs as planned, including within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain. Any significant disruption to those providers or the supply chain resulting from an outbreak of infectious disease could materially adversely impact the Company. See also “Other Developments - COVID-19”.
Labour Relations Risk
A substantial majority of the Company’s employees are unionized and are primarily represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements, or at least not without increasing the risk of labour disruption. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2021 to March 31, 2023. Agreements were also reached with the Society and the PWU to facilitate the insourcing of Customer Service Operations (CSO) services effective March 1, 2018, as well as all remaining services provided by Inergi LP (IT, Supply Chain, Finance and Accounting, and Payroll) on various dates between March 1, 2021 and January 1, 2022. The Company also reached a main collective agreement with the PWU, covering the period from April 1, 2020 to March 31, 2023, and a CSO collective agreement with the PWU covering the period from October 1, 2019 to September 30, 2022. The Company also reached a collective agreement with the Canadian Union of Skilled Workers (CUSW), covering the period from May 1, 2017 to April 30, 2022. Additionally, Electrical Power Systems Construction Association (EPSCA) and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force - Collective Agreements” for details). Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply of electricity to customers, as well as potential risks to public safety and reputation. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2022 include the CUSW collective agreement and the CSO collective agreement with the PWU, expiring on April 30, 2022 and September 30, 2022, respectively. Failure to renew these agreements on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks noted above.
Work Force Demographic Risk
By the end of 2021, approximately 11% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2022, approximately 13% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2021, approximately 4% of the Company’s work force (up from approximately 3% in 2020) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.

23

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees are sought after as they possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company.
Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial debt principal repayments coming due, including $603 million in 2022, $731 million in 2023 and $700 million in 2024. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2022 and 2023. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions (such as, among other things, changes in interest rates). A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.
Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates, including potentially negative interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. Fluctuations in interest rates may also impact the funded position of Hydro One’s Defined Benefit Pension Plan, and associated pension liability (See also “- Pension Plan Risk”). The Company is not currently exposed to material foreign exchange risk.
The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses in 2022, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure associated with the refinancing of short- and long-term debt maturing in 2022 and beyond, as well as with debt issued for general corporate purposes which may include debt issued in relation to growth in rate base. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk.
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.
The failure to properly manage these risks could have a material adverse effect on the Company.
Risks Relating to Asset Condition, Capital Projects and Innovation
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure.
While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company, including a reduction in revenue.
Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as OEB approvals, environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, other interrelated projects being on schedule, and supply chain availability for equipment suppliers and consulting services. Many of these external factors are beyond the Company’s control. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings,

24

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.
Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced. Any delays in these new transmitters’ projects may impact the Company’s own projects that it is undertaking to in-service these new transmission assets.
Health and Safety Risk
Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.
Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2018, and was filed in September 2019, covering a three-year period from 2019 to 2021. The next required valuation will be prepared as at December 31, 2021 and is expected to be filed by no later than September 2022. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2022 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.
Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB.
See also “- Regulatory Risks and Risks Relating to Hydro One’s Revenues - Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs.
Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems, or adjacent land use by third parties, may increase safety or environmental risks, which could have a material adverse effect on the Company.
Litigation Risks
In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment, contract disputes, claims by former employees and claims and proceedings by Indigenous groups. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company.

25

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupancy rights that are subject to expiry, it may incur material costs to obtain or renew such occupancy rights, or if such occupancy rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.
Reputational, Public Opinion and Political Risk
Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact to Hydro One’s business, operations or financial condition leading to a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises, failure to comply with mandatory reliability regulations established by the NERC and NPCC, failure to adequately respond to social issues raised by employees, partners and/stakeholders and other external forces. Adverse reputational events or political actions could have a material adverse effect on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder and community relationships. Any of these could have a material adverse impact on Hydro One and its business, financial condition and results of operations.
Risk Associated with Outsourcing Arrangements
Hydro One has entered into an outsourcing arrangement with a third party for the provision of certain back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
Risks Associated with Acquisitions
Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs or liabilities. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows.
Risks Relating to the Company’s Relationship with Hydro One Limited and the Province
Indirect Ownership and Continued Influence by the Province and Voting Power
The Province currently owns approximately 47.2% of the outstanding common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.
As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject to the restrictions in the Governance Agreement between Hydro One Limited and the Province dated November 5, 2015 (Governance Agreement) (available on SEDAR at www.sedar.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other investors in Hydro One Limited. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One Limited. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One, and decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One. See “Risks Relating to Government Action” above.

26

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Composition of the Board of Directors of Hydro One
Under the Governance Agreement, Hydro One Limited has agreed that the Board of Hydro One and Hydro One Networks will be constituted to have the same members as the Board of Hydro One Limited, unless the Board of Hydro One Limited determines otherwise. The Governance Agreement contains provisions governing the independence of the members of the Board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the Board of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the Board of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.
More Extensive Regulation
Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One. See “Risks Relating to Government Action” above.
Prohibitions on Selling the Company’s Transmission or Distribution Business
The Electricity Act, 1998 (Ontario) prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:
Revenues
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Regulatory Assets and Liabilities
Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment non-service costs, environmental liabilities, share-based compensation costs and foregone revenue. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Environmental Liabilities
Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of

27

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.
Employee Future Benefits
Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:
Weighted Average Discount Rate
The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2021 increased to 3.00% (from 2.60% at December 31, 2020) for pension benefits and increased to 3.00% (from 2.60% at December 31, 2020) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.
Expected Rate of Return on Plan Assets
The expected rate of return on pension plan assets of 5.40% (2020 - 5.75%) is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix. A new investment policy was adopted by Hydro One effective May 6, 2021. The expected rate of return for the December 31, 2021 disclosures and the 2022 registered pension plan expense is based on the plan’s ultimate target asset mix.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.
Rate of Cost of Living Increase
The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which increased from 1.40% per annum as at December 31, 2020 to approximately 1.80% per annum as at December 31, 2021. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to current and anticipated trends, management believes that a long-term assumption of 1.75% per annum is reasonable for employee future benefits liability valuation purposes as at December 31, 2021 (1.75% per annum was used for the purpose of December 31, 2020 disclosures and 2021 benefit cost).
Salary Increase Assumptions
Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as well as slightly lower expected increases in the short term.
Mortality Assumptions
The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. For the pension and post-retirement plans, the mortality assumption used at December 31, 2021 is 90% of the 2014 Canadian Pensioners Mortality

28

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

Private Sector table projected generationally using improvement Scale B. The multiplier applied to the assumed mortality table has reduced from 95% at December 31, 2020 to 90% at December 31, 2021 based on the result of a mortality experience study that was conducted in 2021. For the post-employment plan, the mortality assumption used at December 31, 2021 is the disability mortality table from the 2009-2015 Canadian Institute of Actuaries Group Long Term Disability Termination Study, which is the most recent publicly available table that reflects Canadian experience and is commonly used by Canadian plan sponsors.

Rate of Increase in Health Care Cost Trends
The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a study of Hydro One’s historical per capita health care cost trend experience was conducted in 2017. The health and dental trends reflect the results of this study as well as macroeconomic inputs such as the expected long-term rates of general inflation and real GDP growth. For the post-retirement plans, based on observed dental fee guide increases and recent historical experience, Hydro One has increased its long term dental trend assumption for the purpose of the December 31, 2021 disclosures from 2.75% at December 31, 2020 to 4.00% at December 31, 2021.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and consolidated financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.
Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021.
Internal controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.
There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.
Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

29

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Resulted in the modification of certain disclosures associated with post-retirement and post-employment benefits that were previously included in the annual financial statements.
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with
applying GAAP for certain financial instruments with
characteristics of liabilities and equity. The amendments
reduce the number of accounting models for convertible
		debt instruments and convertible preferred stock.	January 1 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-08	October 2021	The amendments address how to determine whether a contract liability is recognized by the acquirer in a business combination.	January 1, 2023	Under assessment
ASU 2021-10	November 2021	The update addresses the diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	Under assessment

30

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2021	2020	Change
Revenues
Distribution	1,347	1,457	(7.5%)
Transmission	421	400	5.3%
	1,768	1,857	(4.8%)

Costs
Purchased power	914	1,046	(12.6%)
OM&A
Distribution	163	186	(12.4%)
Transmission	107	77	39.0%
Other	3	(1)	400.0%
	273	262	4.2%

Depreciation, amortization and asset removal costs	244	237	3.0%
	1,431	1,545	(7.4%)

Income before financing charges and income tax expense	337	312	8.0%
Financing charges	122	117	4.3%

Income before income tax expense	215	195	10.3%
Income tax expense	54	29	86.2%
Net income	161	166	(3.0%)

Net income to common shareholder of Hydro One	159	164	(3.0%)

Basic and Diluted EPS	$1,118	$1,153	(3.0%)

Assets Placed In-Service
Distribution	257	308	(16.6%)
Transmission	526	565	(6.9%)
	783	873	(10.3%)

Capital Investments
Distribution	218	210	3.8%
Transmission	303	361	(16.1%)
	521	571	(8.8%)
Net Income
Net income attributable to common shareholder for the quarter ended December 31, 2021 of $159 million is a decrease of $5 million, or 3.0%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power,7 primarily resulting from:
•an increase in transmission revenues primarily resulting from DTA Recovery Amounts pursuant to the DTA Implementation Decision and OEB-approved 2021 rates, partially offset by higher regulatory adjustments; and
•an increase in distribution revenues, net of purchased power, primarily resulting from 2021 OEB-approved rates and DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by higher regulatory adjustments.
•higher OM&A costs primarily resulting from:
•higher project write-offs; and
•lower insurance proceeds received in the current year; and
•higher corporate support costs; partially offset by
•lower bad debt expense.
•higher depreciation, amortization and asset removal costs primarily attributable to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
7 Revenues, net of purchased power is a non-GAAP financial measure. See section "Non-GAAP Financial Measures".

31

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•higher income tax expense primarily attributable to the following:
•net tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision which is offset by a corresponding increase in revenue and is net income neutral; and
•higher pre-tax earnings.
Included in the Company's results for the quarter ended December 31, 2021 are costs incurred as a result of the COVID-19 pandemic. Total OM&A costs in the quarter of $4 million (2020 - $18 million), are primarily attributable to purchases of additional facility-related cleaning supplies and personal protective equipment. For additional disclosure related to the impact of COVID-19 on the Company's operations, please see section "Other Developments - COVID-19".
Revenues
The year-over-year increase of $21 million or 5.3% in quarterly transmission revenues was primarily due to the following:
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•OEB-approved 2021 rates; partially offset by
•higher regulatory adjustments, including those related to external revenues.
The year-over-year increase of $22 million or 5.4% in quarterly distribution revenues, net of purchased power8, was primarily due to the following:
•OEB-approved 2021 rates;
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher revenues year-over-year following the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options; partially offset by
•higher regulatory adjustments mainly related to the Earnings Sharing Mechanism.
OM&A Costs
The year-over-year increase of $30 million or 39.0% in quarterly transmission OM&A costs was primarily due to the following:
•higher project write-offs;
•lower insurance proceeds received in 2021;
•higher corporate support costs; and
•higher volume of work on vegetation management.
The year-over-year decrease of $23 million or 12.4% in distribution OM&A costs during the quarter was primarily due to lower bad debt expenses and lower costs within the Peterborough Distribution and Orillia Power operations.
Depreciation, Amortization and Asset Removal Costs
The increase of $7 million or 3.0% in depreciation, amortization and asset removal costs in the fourth quarter of 2021 was primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The $5 million or 4.3% increase in financing charges for the quarter ended December 31, 2021, was primarily due to higher debt levels.
Income Taxes
Income tax expense for the fourth quarter of 2021 increased by $25 million compared to the same period in 2020. This resulted in a realized ETR of approximately 25.1% in the fourth quarter of 2021, compared to approximately 14.9% in the fourth quarter of the prior year.
The increase in income tax expense for the three months ended December 31, 2021 was primarily attributable to:
•tax expense relating to the DTA Recovery Amounts pursuant to the OEB’s DTA Implementation Decision which is offset by a corresponding increase in revenues and is net income neutral; and
•higher pre-tax earnings.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:
8 Revenues, net of purchased power is a non-GAAP financial measure. See section "Non-GAAP Financial Measures".

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•lower volume of assets placed in-service for overhead lines and component replacements and IT projects; and
•timing of assets placed in-service including Sheppard transmission station, Leaside transmission station, Gage transmission station, and Chenaux transmission station, partially offset by the East-West Tie Connection, Stanley transmission station, and the new shunter reactors at Lennox transmission station; partially offset by
•higher volume of work required to adhere to the NERC Critical Infrastructure Protection standards placed in service.
The decrease in distribution assets placed in-service during the fourth quarter was primarily due to the following:
•lower volume of IT projects; and
•completion of the Woodstock Operation Centre in the fourth quarter of 2020; partially offset by
•higher volume of work on storm-related asset replacements.
Capital Investments
The decrease in transmission capital investments during the fourth quarter was primarily due to the following:
•lower volume of station refurbishments and replacements;
•investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021;
•lower spend on facility sustainment investment;
•lower spend on work required to adhere to the NERC Critical Infrastructure Protection standards; and
•lower spend on investments in multi-year development projects.
The increase in distribution capital investments during the fourth quarter was primarily due to the following:
•higher investments in system capability reinforcement projects;
•higher volume of work on customer connections; and
•higher volume of storm-related asset replacements; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021;
•lower spend on IT projects;
•lower spend on minor fixed assets purchases; and
•completion of the Woodstock Operation Centre in the last quarter of 2020.
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; the potential impact of COVID-19, including its variants, on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; contractual obligations and other commercial commitments; the expected timing for the filing of actuarial valuations with the Financial Services Regulatory Authority of Ontario; collective agreements, including the renewal and expiry thereof; Bill 257, related regulations and the expected timing and impacts; future pension contributions; non-GAAP financial measures; risks relating to infectious disease outbreak; internal controls over financial reporting and disclosure; recent accounting-related guidance; and the MTN Program. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2021 and 2020

•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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